FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated December 5, 2006

Commission File Number 0-51373

CHEMGENEX PHARMACEUTICALS LIMITED

(Exact Name as Specified in its Charter)

        N/A

(Translation of Registrant’s Name)

Pigdons Road

Waurn Ponds

P.O. Box 1069, Grovedale

Victoria 3216 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F X	Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2006
CHEMGENEX PHARMACEUTICALS LIMITED By:/s/ Greg R. Collier Name: Greg R. Collier Title: Managing Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Chairman’s Address, November 29, 2006
99.2	CEO’s Presentation, November 29, 2006
99.3	Announcement to ASX, November 30, 2006